                                                                    Exhibit 99.1



(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China) STOCK CODE: 525

--------------------------------------------------------------------------------

The Board of Directors (the "Board") of Guangshen Railway Company Limited (the "Company") is pleased to announce the preliminary consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2006, prepared in accordance with International Financial Reporting Standards ("IFRS") as below:


CONSOLIDATED INCOME STATEMENT
For the years ended December 31,
(Expressed in thousands of Renminbi ("RMB"), except for per share and per ADS data)

------------------------------------------------------------------------------------------------------------------
                                              2006            2005            2004            2003            2002
                                                         Restated*       Restated*       Restated*       Restated*
------------------------------------------------------------------------------------------------------------------
Revenues from railway businesses

  Passenger                              2,841,045       2,511,156       2,259,671       1,790,204       1,903,782
  Freight                                  624,839         588,310         611,807         526,382         530,776
------------------------------------------------------------------------------------------------------------------
  Sub-total                              3,465,884       3,099,466       2,871,478       2,316,586       2,434,558
Revenues from other businesses             128,590         177,462         166,671         151,596         166,266
------------------------------------------------------------------------------------------------------------------
Total revenue                            3,594,474       3,276,928       3,038,149       2,468,182       2,600,824
Total operating expenses                (2,693,918)     (2,529,731)     (2,369,428)     (1,866,921)     (1,929,905)
------------------------------------------------------------------------------------------------------------------
Profit from operations                     965,204         798,825         716,914         648,602         714,414
Profit before tax                          920,928         756,138         703,659         643,626         709,883
------------------------------------------------------------------------------------------------------------------
Profit after tax                           771,773         645,962         599,504         544,550         598,355
Minority interests                             260            (998)            746              32            (113)
------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders        771,513         646,960         600,250         544,582         598,242
------------------------------------------------------------------------------------------------------------------
Earnings per share
  -- Basic and diluted                     RMB0.17         RMB0.15         RMB0.13         RMB0.12         RMB0.13
------------------------------------------------------------------------------------------------------------------
Earnings per ADS                            RMB8.5          RMB7.5         RMB6.54         RMB5.90         RMB6.42
------------------------------------------------------------------------------------------------------------------

NET ASSET SUMMARY (EXCLUDING MINORITY INTERESTS)
As of December 31,
(Expressed in thousands of RMB, except for per share data)

-----------------------------------------------------------------------------------------------
                               2006           2005           2004           2003           2002
                                         Restated*      Restated*      Restated*      Restated*
-----------------------------------------------------------------------------------------------
Total assets             24,343,119     11,856,470     10,487,477     10,119,613     10,270,488
-----------------------------------------------------------------------------------------------
Total liabilities         4,123,189      2,011,637        936,865        699,237      1,001,866
-----------------------------------------------------------------------------------------------
Minority interests           50,922         48,757         51,612         52,358         11,577
-----------------------------------------------------------------------------------------------
Net assets               20,169,008      9,796,076      9,499,000      9,368,018      9,257,045
-----------------------------------------------------------------------------------------------
Net assets per share        RMB2.85        RMB2.26        RMB2.40        RMB2.38        RMB2.36
-----------------------------------------------------------------------------------------------

The effect of Company's changing accounting policies is in respect of fixed assets from the revaluation model to the historical cost model. For details, please refer to the Note 1 of the Financial Statement of the Group below.


FINAL DIVIDEND

The Board has recommended the payment of a final dividend of RMB0.08 per share to the shareholders of the Company for the year ended December 31, 2006. Details of the final dividend payments to holders of H Shares are to be announced subject to the approval of the shareholders at the 2006 annual general meeting ("AGM"), which will be held at the headquarters of the Company in Shenzhen, Guangdong Province, the People's Republic of China (the "PRC") on June 28, 2007.

The dividend and amounts for H Shares will be calculated and declared in RMB and paid in HKD.


1.   BUSINESS OVERVIEW

     In 2006, the demand for railway transportation services has been strong due to the continuous and rapid growth in China's economy. The Company captured market opportunities, strengthened marketing efforts, adjusted transportation organization, endeavored to increase transportation efficiency and addressed cost control, resulting in a stable growth in the profitability and operating results. In 2006, the total revenues of the Company were RMB3,594.5 million, representing an increase of 9.7% from RMB3,276.9 million in 2005. Among which, revenues from passenger transportation service, freight transportation service and other businesses were RMB2,841 million, RMB624.8 million and RMB128.6 million respectively, accounting for 79.0%, 17.4% and 3.6% of the total revenues of the Company, respectively. In 2006, profit attributable to equity holders of the Company was RMB771.5 million, representing an increase of 19.2% from RMB647 million in 2005.

2.   BUSINESS ANALYSIS

     (1)  PASSENGER TRANSPORTATION

     Passenger transportation business is the most important business of the Company. As of December 31, 2006, the Company operated 123 pairs of passenger trains in accordance with its daily train schedule, representing an increase of one pair from the number in operation at the end of 2005. There were 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen; 13 pairs of Hong Kong Through Trains and 41 pairs of long-distance passenger trains, an increase of one pair.

     *Note: 67 pairs of high-speed trains between Guangzhou and Shenzhen included 10 standby pairs; 13 pairs of Hong Kong Through Trains included 11 pairs of Canton-Kowloon Through Trains, one pair of Through Trains between Zhaoqing and Kowloon and one pair of Through Trains between Beijing and Kowloon or between Shanghai and Kowloon. (The Hong Kong Through Trains between Beijing and Kowloon and the Through Trains between Shanghai and Kowloon are counted as one pair of Through Trains as they operate on alternate days).

     In 2006, the Company's total number of passengers was 51.923 million, representing an increase of 5.8% from 49.058 million in 2005. Its revenue from passenger transportation was RMB2,841 million, representing an increase of 13.1% from RMB2,511.2 million in 2005, among which:

     O    GUANGZHOU-SHENZHEN TRAINS

          The Company's Guangzhou-Shenzhen trains consist of high-speed passenger trains and regular-speed passenger trains between Guangzhou and Shenzhen. The number of passengers travelling on the Company's Guangzhou-Shenzhen trains increased by 3.3% from 21.529 million in 2005 to 22.243 million in 2006. The number of passengers travelling on the high-speed passenger trains between Guangzhou and Shenzhen increased by 5.4% from 21.084 million in 2005 to 22,226 million in 2006; while the number of passengers travelling on the regular-speed passenger trains between Guangzhou and Shenzhen decreased by 96.2% from 0.445 million in 2005 to 0.017 million in 2006. The revenues from Guangzhou-Shenzhen trains increased by 10.0% from RMB1,219.8 million in 2005 to RMB1,341.7 million in 2006. The increase in business volume of Guangzhou-Shenzhen trains was mainly due to: (1) the strong economic growth in the Pearl River Delta, which resulted in the upward flows of business persons, tourists and workers; (2) the vigorous optimization of transportation organization, the increase in the frequency of trains and the introduction of IC Card Ticketing System for the convenience of passengers; (3) the gradual improvement of the metro systems in Guangzhou and Shenzhen, which boosted the railway passenger volume; (4) the promotion of our passenger transportation service, enhancement of service level and the improvement of boarding environment for passengers.

     O    HONG KONG THROUGH TRAINS

          The number of passengers travelling on the Hong Kong Through Trains of the Company increased by 4.6% from 3.065 million in 2005 to 3.207 million in 2006. Revenues from Hong Kong Through Trains decreased by 0.8% from RMB457.7 million in 2005 to RMB454.2 million in 2006. The decrease in revenue of Hong Kong Through Trains was mainly due to the ticket price of Hong Kong Through Trains is set out in HKD and the exchange rate of HKD to RMB continues to decrease.

     O    LONG-DISTANCE TRAINS

          The number of passengers travelling on the long-distance trains of the Company increased by 8.2% from 24.463 million in 2005 to 26.473 million in 2006. The revenue from long-distance trains increased by 25.4% from RMB833.7 million in 2005 to RMB1,045.2 million in 2006. The increase in business volume of the long-distance trains was mainly due to: (1) the continuing increase in the number of business persons and workers from inland as a result of the continuous and rapid economic growth in the Pearl River Delta; (2) in addition to the large-scale operation of temporary passenger trains during the Spring Festival season, long-distance trains from Shenzhen to Shanghai had been in operation since January 2006 and the operation of Shenzhen-Shaoguan trains was handed over to the Company in May 2006; (3) the Shenzhen-Jian trains and Shenzhen-Taizhou trains that commenced operation in July 2005 were in full operation throughout 2006.

     The table below illustrates the revenues from passenger transportation business and the volume of passengers for the year ended December 31, 2006 as compared to those of the same period in 2005:


     ------------------------------------------------------------------------------------------
                                                  FOR THE YEAR ENDED DECEMBER 31,
     ------------------------------------------------------------------------------------------
                                                                                     Increase/
                                                    2006                   2005      (Decrease)
     ------------------------------------------------------------------------------------------
       Revenues from passenger transportation
       (RMB thousands)                            2,841,045             2,511,156       13.1%
       -- Guangzhou-Shenzhen trains               1,341,685             1,219,758       10.0%
       -- Hong Kong Through Trains                  454,150               457,728       (0.8%)
       -- Long-distance trains                    1,045,210               833,670       25.4%
     ------------------------------------------------------------------------------------------
     Total number of passengers
      (thousand persons)                             51,923                49,058        5.8%
       -- Guangzhou-Shenzhen trains                  22,243                21,529        3.3%
       -- Hong Kong Through Trains                    3,207                 3,065        4.6%
       -- Long-distance trains                       26,473                24,463        8.2%
     ------------------------------------------------------------------------------------------
     Revenue per passenger (RMB)                      54.72                 51.19        6.9%
       -- Guangzhou-Shenzhen trains                   60.32                 56.66        6.5%
       -- Hong Kong Through Trains                   141.61                149.29       (5.1%)
       -- Long-distance trains                        39.48                 34.08       15.9%
     ------------------------------------------------------------------------------------------
     Total passenger-kilometers (millions)          4,842.7              4,539.10        6.7%
     ------------------------------------------------------------------------------------------
     Revenue per passenger-kilometer (RMB)             0.59                  0.55        7.3%
     ------------------------------------------------------------------------------------------

     (2)  FREIGHT TRANSPORTATION
          Freight transportation is one important business of the Company. In 2006, benefited from tariff hikes, the operating results of freight transportation business of the Company grew despite the decrease in total freight tonnage. The total tonnage of freight transported by the Company in 2006 was 30.708 million tonnes, representing a decrease of 3.7% from 31.893 million tonnes in 2005. Revenues from freight transportation business were RMB624.8 million, representing an increase of 6.2% from RMB588.3 million in 2005, among which:

     O    OUTBOUND FREIGHT
          In 2006, the Company's outbound freight tonnage was 7.582 million tonnes, representing a decrease of 10.4% from 8.460 million tonnes in 2005. Outbound freight revenues were RMB144.8 million, representing an increase of 3.9% from RMB139.3 million in 2005.

     O    INBOUND AND PASS-THROUGH FREIGHT
          In 2006, the Company's inbound and pass-through freight tonnages were
          23.125 million tonnes, representing a decrease of 1.3% from 23.433 million tonnes in 2005; its inbound and pass-through freight revenues were RMB331.5 million, representing an increase of 7.6% from RMB308.0 million in 2005.

     O    STORAGE, LOADING AND UNLOADING AND MISCELLANEOUS ITEMS
          In 2006, the Company's revenues from storage, loading and unloading and miscellaneous items were RMB148.5 million, representing an increase of 5.3% from RMB141.0 million in 2005.

     Set out below are the Company's revenues from its freight transportation business and the freight volume for the year ended December 31, 2006 as compared with those of the same period in 2005:

     ------------------------------------------------------------------------------------------
                                               FOR THE YEAR ENDED DECEMBER 31,
     ------------------------------------------------------------------------------------------
                                                                                     Increase/
                                                  2006                    2005      (Decrease)
     ------------------------------------------------------------------------------------------
     REVENUES FROM FREIGHT
       TRANSPORTATION (RMB thousands)          624,839                 588,310            6.2%
       -- Outbound freight transportation      144,848                 139,340            3.9%
       -- Inbound and pass-through
           freight transportation              331,477                 307,962            7.6%
       -- Storage, loading and unloading
           and miscellaneous items             148,514                 141,008            5.3%
     ------------------------------------------------------------------------------------------
     TOTAL TONNAGE (thousand tonnes)            30,708                  31,893           (3.7%)
       -- Outbound freight                       7,582                   8,460          (10.4%)
       -- Inbound and pass-through freight      23,125                  23,433           (1.3%)
     ------------------------------------------------------------------------------------------
     Revenue per tonne (RMB)                     20.35                   18.45           10.3%
     ------------------------------------------------------------------------------------------
     Total tonne-kilometres (millions)         2,276.3                 2,294.8           (0.8%)
     ------------------------------------------------------------------------------------------
     Revenue per tonne-kilometre (RMB)            0.27                    0.26            3.8%
     ------------------------------------------------------------------------------------------

     (3)  OTHER BUSINESSES

          The Company's other businesses mainly consist of on-board and in-station sales of goods and food, advertising and tourism services. Revenues from other businesses of the Company in 2006 were RMB128.6 million, representing a decrease of 27.5% from RMB177.5 million in 2005. The substantial decrease in revenues from other businesses was due to the slash of part of the non-profitable businesses in the consolidation of other businesses.

          The table below sets forth the revenues from other businesses of the Company for the year ended December 31, 2006 compared with those of the same period in 2005:

          Unit: RMB thousands

          -------------------------------------------------------------------------------------------------
                                                          FOR THE YEAR ENDED DECEMBER 31,
          -------------------------------------------------------------------------------------------------
                                                                                                  Increase/
          CATEGORY OF BUSINESSES                             2006                      2005      (Decrease)
          -------------------------------------------------------------------------------------------------
          On-board and in-station sales of goods           33,846                    29,172           2.2%
          Station services                                 29,814                    39,430         (14.2%)
          Others                                           64,930                   108,860         (40.1%)
          -------------------------------------------------------------------------------------------------
          Total                                           128,590                   177,462         (27.5%)
          -------------------------------------------------------------------------------------------------


3.   COST ANALYSIS

     In 2006, the total operating expenses of the Company were RMB2,693.9 million, representing an increase of 6.5% from RMB2,529.7 million in 2005, among which, the railway operating expenses were RMB2,527.9 million, representing an increase of 8.1% from RMB2,339.4 million in 2005. Expenses of other businesses were RMB166 million, representing a decrease of 12.8% from RMB190.3 million in 2005.

     For the year ended December 31, 2006, the railway operating expenses of the Company mainly include:

     O    BUSINESS TAX

          The business tax for 2006 was RMB98.57 million, representing an increase of 13.9% from RMB86.57 million in 2005. Such increase was due to the increase in the revenues of the Company.

     O    LABOR AND BENEFITS

          In 2006, labor and benefits expenses amounted to RMB718 million, representing an increase of 20.2% from RMB597.3 million in 2005. The increase was mainly due to: (1) the additional operation of long-distance passenger trains during the year, which led to the increase in the workload of related operation staff; (2) the implementation of the performance based salary policy; steady increase of operating results in 2006 resulted in the overall increase in employees' salaries and benefits.

     O    EQUIPMENT LEASES AND SERVICES

          In 2006, expenses on equipment leases and services of the Company amounted to RMB633 million, representing an increase of 24.7% from RMB507.6 million in 2005. This was mainly due to: (1) the additional operation of long-distance passenger trains, which led to the corresponding increase in railway usage fees; and (2) the increase in the number of temporary passenger trains operated during the Spring Festival season in 2006, which led to the increase of related equipment leases and services fees.

     O    MATERIALS AND SUPPLIES

          Materials and supplies include materials, fuel, water and electricity consumption. In 2006, the Company's materials and supplies expenses amounted to RMB268.3 million, representing a decrease of 5.5% from RMB283.9 million in 2005. The main reason for the decrease was the transfer of equity interest in Shenzhen Guangzhou Railway Civil Engineering Company; since July 1, 2006, Shenzhen Guangzhou Railway Civil Engineering Company had not been included in the consolidated Financial Statements and the costs of materials used for its contracted projects from outside were not combined with that of the Company.

          Details of the transfer of equity interest in Shenzhen Guangzhou Railway Civil Engineering Company are set out in "Connected Transactions" of the Report of Directors in this annual report.

     O    REPAIR EXPENSES (EXCLUDING MATERIALS AND SUPPLIES)

          Repair expenses (excluding materials and supplies) decreased by 19.2% from RMB263.0 million in 2005 to RMB212.4 million in 2006. The decrease was mainly due to the decrease in railway repair workload contracted out this year.

     O    DEPRECIATION

          Depreciation expenses of fixed assets increased by 9.8% from RMB289.2 million in 2005 to RMB317.4 million in 2006, which was mainly due to the increase in the fixed assets of the Company.

     O    SOCIAL SERVICES FEES

          Social services fees of the Company in 2006 were RMB74.52 million, general equal to that of 2005.

     O    UTILITY AND OFFICE EXPENSES

          General and administration expenses of the Company in 2006 were RMB102.9 million, representing a decrease of 6.2% from RMB109.7 million in 2005. The decrease was mainly due to the decrease in the provision for impairment.


4.   TAXATION

     As the Company is a corporation incorporated in the Shenzhen Special Economic Zone, it is subject to an income tax at a rate of 15%. According to relevant taxation regulations, other businesses of the Company and its subsidiaries are subject to an income tax at the rate of 15% or 33%, depending on the location of incorporation. Income tax expenses of the Company and its subsidiaries were RMB149.2 million in 2006, implying an effective tax rate of 16.2%, increased by 35% from RMB110.2 million in 2005, which was mainly due to the increase in profit before tax of the Company.

5.   ANALYSIS OF FINANCIAL POSITION

     ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

     Set out below are the assets, liabilities and shareholders' equity of the Company and its subsidiaries as at December 31, 2006 compared with those as at December 31, 2005:

     Unit: RMB thousands

     ---------------------------------------------------------------------------
                                     DECEMBER 31,   December 31,       Increase/
                                             2006           2005        Decrease
     ---------------------------------------------------------------------------
     Current assets                     6,515,273      2,473,931          163.4%
     Non-current assets                17,827,846      9,382,539           90.0%
     Total assets                      24,343,119     11,856,470          105.3%
     ---------------------------------------------------------------------------
     Current liabilities                2,236,470      2,006,807           11.4%
     Non-current liabilities            1,886,719          4,830       38,962.5%
     Total liabilities                  4,123,189      2,011,637          105.0%
     Minority interests                    50,922         48,757            4.4%
     ---------------------------------------------------------------------------
     Total shareholders' equity        20,169,008      9,796,076          105.9%
     ---------------------------------------------------------------------------
     Share capital                      7,083,537      4,335,550           63.4%
     Reserves                          13,085,471      5,460,526          139.6%
     ---------------------------------------------------------------------------
     Total shareholders' equity        20,219,930      9,844,833          105.4%
     ---------------------------------------------------------------------------

     As of December 31, 2006, total assets of the Company were RMB24,343.1 million, representing an increase of RMB12,486.6 million from RMB11,856.5 million as of December 31, 2005. The increase in the total assets was mainly due to the acquisition of the A Share offering and the construction of the Fourth Rail Line.

     As of December 31, 2006, current assets of the Company were RMB6,515.3 million, representing an increase of RMB4,041.4 million from RMB2,473.9 million as of December 31, 2005. This was mainly due to the increase in cash and cash equivalents in a sum of RMB4,739.7 million.

     As of December 31, 2006, non-current assets of the Company were RMB17,827.8 million, representing an increase of RMB8,445.3 million from RMB9,382.5 million as of December 31, 2005. This was primarily due to an increase in the amount of RMB8,152.4 million for construction-in-progress and prepayment and acquisition costs relating to a business combination for and acquisition costs relating to a business combination assets acquisition.

     As of December 31, 2006, the current liabilities of the Company were RMB2,236.5 million, representing an increase of RMB229.7 million from RMB2,006.8 million in 2005. This was mainly due to the increase in trade payables, payables for construction-in-progress, accrued expenses and other payables, tax payable and housing fund payable in a total sum of RMB1,183.3 million and the decrease in the amounts due to related parties in a sum of RMB953.2 million.

     As of December 31, 2006, the shareholders' equity of the Company was RMB20,219.9 million, representing an increase of RMB10,375.1 million from RMB9,844.8 million as of December 31, 2005. This was mainly due to the increase in share capital and reserves in a sum of RMB10,372.9 million when compared with that of 2005.

     As of December 31, 2006, the gearing ratio of the Company was 16.9%.

     As of December 31, 2006, the Company had no charge on any of its assets and had not provided any guarantees.


     LIQUIDITY AND CAPITAL RESOURCES

     The principal source of capital of the Company was revenues generated from operations. In 2006, the net cash flow from the Company's operations was RMB1,112 million, representing a decrease of RMB268.1 million from RMB1,380.1 million in 2005.

     The Company's capital was mainly used for capital and operating expenses and payment of taxes and dividends. In 2006, the Company spent RMB3,202.7 million on purchase of fixed assets and construction-in-progress. It also paid RMB117.2 million for income tax and approximately RMB520.7 million for dividends.

     The table below sets forth the comparisons of the major items in the consolidated cash flow statements of 2006 and 2005.

     Unit: RMB thousands

     ---------------------------------------------------------------------------------------------------
                                                                                               Increase/
                                                                 2006             2005        (Decrease)
     ---------------------------------------------------------------------------------------------------
     Net cash inflows from operating activities             1,112,004        1,380,147         (209,138)
     Net cash from (used in) investment activities         (7,833,331)        (820,915)      (7,043,759)
     Net cash from (used in) financing activities          11,461,030         (491,733)      11,952,763
     ---------------------------------------------------------------------------------------------------
     Net cash and cash equivalents inflows (outflows)       4,739,703           67,499        4,672,204
     ---------------------------------------------------------------------------------------------------

     The Company believes it has sufficient working capital to meet its operation and development requirements.


6.   COMMITMENTS

     (1)  CAPITAL COMMITMENTS

          As of December 31, 2006, the Company had the following capital commitments which were authorized but not contracted for and contracted but not provided for:

          Unit: RMB thousands

          -------------------------------------------------------------
                                                     2006          2005
          -------------------------------------------------------------
          Authorized but not contracted for     6,384,287     3,985,253
          Contracted but not provided for       3,137,581     3,331,311
          -------------------------------------------------------------

     (2)  OPERATING LEASE COMMITMENTS

          As of December 31, 2006, the total future minimum lease payments under non-cancellable operating leases were as follows:

          Unit: RMB thousands

          ---------------------------------------------------------------------
                                                                2006       2005
          ---------------------------------------------------------------------
          Machinery and equipment                             69,673     75,375
            -- not more than 1 year                           69,673     75,375
            -- more than 1 year but not more than 5 years         --         --
          ---------------------------------------------------------------------

          The above operating lease commitments were for leasing eight AC-driven electric passenger trains ("Blue Arrow") with a speed of up to 200 kilometres per hour.


7.   FOREIGN EXCHANGE RISK AND HEDGING

     The Company currently holds a certain amount of United States dollars ("USD") and Hong Kong dollars ("HKD") deposits. It also earns revenues in HKD from its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. The Company also pays foreign currencies for the purchase of equipment from abroad and overseas agency services. If there are changes in our foreign currency deposits, the mode of payment or relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected. In 2006, the fluctuations in the exchange rate led to a book loss of foreign exchange of the Company in the amount of approximately RMB13.68 million due to the continuous revaluation of RMB against USD and HKD.


8.   INTEREST RATE RISK

     Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks and in the Railway Deposit-taking Center of the MOR. The Company does not hold any market risk-sensitive instruments for trading purposes. In order to finance the construction of infrastructure and large asset purchases, the Company has incurred loans with commercial banks. If there are relatively strong fluctuations in the rates of interest for the relevant deposits or loans, the operating results of the Company will be affected. Details of the loans of the Company in 2006 are set out in "Bank Borrowings" in the Report of Directors of this annual report.

9.   POTENTIAL IMPAIRMENT LOSS IN INVESTMENT IN AN ASSOCIATE

     As of December 31, 2006, the Company's investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million (at cost). In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company. On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.

     On December 15, 2003, the Higher People's Court of Guangdong Province ("the Court") accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee. In December 2003, the Court delivered a civil case judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. In December 2005, the Court commenced procedures for re-trial. The Court reheard the case on November 14, 2006 and December 25, 2006, respectively. Up to the date of this report, the Court has not yet delivered any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the Directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the Directors consider that as of the date of this report, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no impairment provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company (the major shareholder of the Company). It undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

10.  EMPLOYEES, SALARY DISTRIBUTION POLICY AND TRAINING PLANS

     (1)  EMPLOYEES

          As of December 31, 2006, the Company had in total 9,411 employees, representing an increase of 529 compared to that at the end of 2005. This was mainly due to the additional operation of long-distance trains, which required more hands.

          THE PROFESSIONAL COMPOSITION OF THE EMPLOYEES

          -------------------------------------------------------------
          CATEGORY OF PROFESSION                                 NUMBER
          -------------------------------------------------------------
          Administrative personnel                                  591
          Technical personnel                                       780
          Ordinary operation personnel                            8,040
          -------------------------------------------------------------
          Total                                                   9,411
          -------------------------------------------------------------

          EDUCATION LEVEL OF EMPLOYEES

          -------------------------------------------------------------
          CATEGORY OF EDUCATION LEVEL                            NUMBER
          -------------------------------------------------------------
          Postgraduate or above                                      22
          Undergraduate                                             475
          College for professional training                         886
          Others (Secondary vocational school, high school
           and vocational technical school, etc)                  8,028
          -------------------------------------------------------------
          Total                                                   9,411
          -------------------------------------------------------------

     (2)  SALARY AND BENEFITS

          The Company's salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input. In 2006, the Company paid approximately RMB718 million for salaries and benefits.

          Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory funds and benefits as listed below:

          ----------------------------------------------------------------------
                                                      AS A PERCENTAGE OF THE
                                                      AGGREGATE SALARIES OF
                                                      THE EMPLOYEES IN 2005
                                               ---------------------------------
                                                    EMPLOYEES
                                                     RESIDING
                                                 IN GUANGZHOU
                                                AREA OF ALONG        EMPLOYEES
                                               THE GUANGZHOU-      RESIDING IN
          EMPLOYEES' BENEFITS                   SHENZHEN LINE         SHENZHEN
          ----------------------------------------------------------------------

          Housing fund                                     7%              13%
          Retirement pension                              18%              18%
          Supplemental retirement pension                  5%               5%
          Basic medical insurance                          8%               6%
          Supplemental medical insurance                   1%             0.5%
          Maternity medical insurance                    0.4%             0.5%
          Other welfare fund                               6%               8%
          ----------------------------------------------------------------------

     (3)  TRAINING

          During 2006, the Company provided 8,352 units of training on post standardization and adaptability for its employees including standardized operation, passenger and freight transportation marketing, safety education, training on speed raising and adjustment of railway traffic diagram, training on new technology and new equipment and handling of emergency, etc. The total expenses for these training programmes in 2006 was approximately RMB3.04 million.


FUTURE PROSPECTS

The year 2007 will be important for the Company's reform and development. The economic and social development of China is reaching a new and virtuous stage with a mainstream of resource integration, efficiency enhancement, energy saving and reduction of raw materials consumption. The national railway system is implementing the 6th large-scale speed-up project while carrying forward the nationwide railway construction and technical and equipment upgrading. The economic and cultural exchange between Guangdong and Hong Kong is increasingly closer; the income of the residents and consumption structure are also improving on the backdrop of raising urbanization level. The demand for passenger and freight transportation services in the region will remain strong. All these factors provide good opportunities for the development of the Company's core businesses.

The Company used the proceeds from A share issue to acquire the railway operating assets and businesses between Guangzhou and Pingshi. The railway operating distance extended from 152 kilometers to 481.2 kilometers, running vertically through the whole Guangdong Province. The service territory of the passenger and freight transportation businesses covers the Pearl River Delta and further to the Northern Guangdong Province. The operating scale and transportation capacity are enlarged. The operation strategy of the Company in 2007 is to build a safe, efficient, high-tech and harmonious Guangshen Railway, complete the construction of the Fourth Rail Line as well as the consolidation and optimization of transportation resources and the modernization of technology and equipment, quickly expand the transportation capacity, update and upgrade our passenger transportation services, enhance transportation efficiency, improve service quality, ensure transportation safety and hit the transportation and operation targets to create better returns for the shareholders.

In view of the above-mentioned operation environment and strategy, the Company will focus on the following matters in 2007:

o To scientifically optimize and consolidate the railway operating resources between Guangzhou and Pingshi to achieve scale efficiency and improve the comprehensive competitive competence and overall operating results of the Company to lay the foundations for fast development and on-going financing;

o To complete the construction of the Fourth Rail Line and ensure the timely commencement of operation of the Fourth Rail Line, which will make Guangzhou-Shenzhen Railway the the first wholly-fenced high-speed railway with four parallel lines in the PRC that allows the high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, thus improving the transportation capacity of the Guangzhou-Shenzhen Railway;

o To optimize the "As-frequent-as-buses" operation mode of Guangzhou-Shenzhen intercity high-speed passenger trains and work hard on the introduction and operation of CRH to strengthen the Company's capacity in its delivery of "safety, speed, comfort and quality" in passenger transport services;

o To improve the service functions of passenger stations and the IC Card Ticketing System to promote the service level of passenger transportation and provide a comfortable and convenient boarding environment for passengers;

o To enhance railway technology and promote the modernization and informatization of railway equipment; and

o To continue the establishment of internal control system, perfect the administration structure of company legal person and regulate the management and operation of the Company.

In 2006, the Company achieved good operating results. The achievements were attributable to the enthusiasm and diligence of our employees as well as to the support and trust of the shareholders of the Company. I would like to take this opportunity to express my highest regards and my sincere gratitude to all of them. In 2007, the economy of China is expected to experience a continuous and steady growth. With the deepening of railway reform and development, the strengthening economic cooperation in the Pan Pearl River Delta, and the progressive expansion of the implementation of "Relaxed Individual Travel" programme to Hong Kong and Macau, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in the Company's service regions. I am confident that the Company will achieve better operating results, hence, higher returns for its shareholders in the new year.

SHARE CAPITAL STRUCTURE

As of December 31, 2006, the share capital of the Company consisted of:

-----------------------------------------------------------------------------------------------------
                                                                           NUMBER OF       PERCENTAGE
CLASS OF SHARE CAPITAL                                                 SHARE CAPITAL        OF SHARES
                                                                              ('000)              (%)
-----------------------------------------------------------------------------------------------------
Domestic tradable and shares with restrictions on sales (A shares)         4,385,194             61.9
Domestic tradable shares without restrictions on sales (A shares)          1,267,043             17.9
Overseas tradable shares (H shares)                                        1,431,300             20.2
-----------------------------------------------------------------------------------------------------
Total                                                                      7,083,537            100.0
-----------------------------------------------------------------------------------------------------


SHAREHOLDERS

So far as the Directors are aware, as at December 31, 2006, the interests and short positions of the persons, other than Directors or Supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance were as follows:


DOMESTIC SHARES OF THE COMPANY

-------------------------------------------------------------------------------------------------------------------
                                                                                        PERCENTAGE       PERCENTAGE
NAME OF               CLASS OF         NUMBER OF                         TYPE OF          OF CLASS         OF TOTAL
SHAREHOLDER           SHARES         SHARES HELD         CAPACITY        INTERESTS       OF SHARES    SHARE CAPITAL
-------------------------------------------------------------------------------------------------------------------
Guangzhou Railway     A Shares     2,904,250,000 (L)    Beneficial       Corporate          51.39%           41.00%
 (Group) Company                                          owner
-------------------------------------------------------------------------------------------------------------------

H SHARES OF THE COMPANY

------------------------------------------------------------------------------------------------------------------
                                                                                      PERCENTAGE        PERCENTAGE
NAME OF             CLASS OF          NUMBER OF                         TYPE OF         OF CLASS          OF TOTAL
SHAREHOLDER         SHARES          SHARES HELD        CAPACITY         INTERESTS      OF SHARES      SHARECAPITAL
------------------------------------------------------------------------------------------------------------------
JPMorgan            H Shares        113,258,000 (L)    Investment       Corporate          7.92%             1.60%
 Chase&Co.                           75,514,000 (P)     manager                            5.28%             1.07%
------------------------------------------------------------------------------------------------------------------
Merrill Lynch&Co.   H Shares         99,591,850 (L)    Investment       Corporate          6.96%             1.41%
 Inc.                                                   manager
------------------------------------------------------------------------------------------------------------------
Sumitomo Life       H Shares         86,838,000 (L)    Interest of      Corporate          6.07%             1.23%
 Insurance                                              controlled
 Company                                                corporation
------------------------------------------------------------------------------------------------------------------
Sumitomo            H Shares         86,838,000 (L)    Investment       Corporate          6.07%             1.23%
 Mitsui Asset                                           manager
 Management
 Company,
 Limited
------------------------------------------------------------------------------------------------------------------
HSBC Halbis         H Shares         85,106,000 (L)    Investment       Corporate          5.95%             1.21%
 Partners                                               manager
 (Hong Kong)
 Limited
------------------------------------------------------------------------------------------------------------------

Note: As at December 31, 2006, Sumitomo Life Insurance Company was deemed to be interested in 86,838,000 H Shares (representing approximately 6.07% of the total H Shares of the Company or 1.23% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

The letter "L" denotes a long position; "P" denotes lending pool.


PUBLIC FLOAT

As at April 19, 2006, at least 25% of the total issued share capital of the Company was held by the public. The Company is therefore in compliance with the Exchange Listing Rules as regard to sufficiency of public float.


PURCHASE, SALE AND REDEMPTION OF H SHARES

During the year ended December 31, 2006, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of H shares of the Company.


PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

CONFIRMATION BY INDEPENDENT DIRECTORS OF CONNECTED TRANSACTIONS

The independent non-executive Directors of the Company confirmed that the connected transactions (as defined in the Stock Listing Rules of Hong Kong Stock Exchange) entered into by the Company during 2006 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.


ENTRUSTED DEPOSITS

As of December 31, 2006, the Company did not have any entrusted deposits placed with any financial institutions in the PRC.


BANK BORROWINGS

1. On September 28, 2006, the Company entered into "Fixed Assets Loan Agreement" with Industrial and Commercial Bank of China Co., Ltd Guangzhou Miaoqian Zhijie Sub-branch with respect to the provision of a fixed assets loan of RMB1.2 billion by Industrial and Commercial Bank of China Co., Ltd Guangzhou Miaoqian Zhijie Sub-branch to the Company for the construction of the Fourth Rail Line. The loan is to be withdrawn for times according to the progress of the project. The term of the borrowing is five years. The rate of interest is 5.832cent(s)H for the first year and is 10% lower than the official rate of interest for the relevant grade in the rest years.

2. On September, 2006, the Company entered into "Fixed Assets Loan Agreement" with Industrial and Commercial Bank of China Co., Ltd Shenzhen Luohu Sub-branch with respect to the provision of a fixed assets loan of RMB500 million by Industrial and Commercial Bank of China Co., Ltd Shenzhen Luohu Sub-branch to the Company for the construction of the Fourth Rail Line. The loan is to be withdrawn for times according to the progress of the project. The term of the borrowing is five years from September 2006 to September 2011. The interest rate is 5.832cent(s)H in the first year and 10% lower than the official rate of interest for the relevant grade in the rest years.

3. On October 2006, the Company entered into "RMB Loan Agreement" with China Construction Bank Co., Ltd Shenzhen Branch with respect to the provision of a fixed assets loan of RMB500 million by China Construction Bank Co., Ltd Shenzhen Branch to the Company for the technical transformation and capacity expansion project of the Guangzhou- Shenzhen line. The loan is to be withdrawn for times according to the progress of the project. The term of the borrowing is five years from October 30, 2006 to October 29, 2011. The rate of interest is 10% lower than the official rate for the relevant grade of the year.

4. On October 30, 2006, the Company entered into "Loan Agreement" with Shenzhen Commercial Bank Renminlu Sub-branch with respect to the provision of a fixed assets loan of RMB160 million by Shenzhen Commercial Bank Renminlu Sub-branch to the Company for the construction of the Fourth Rail Line. The loan is to be withdrawn for times according to the progress of the project. The rate of interest is 5.832cent(s)H in the first year and is 10% lower than the official rate of interest for the relevant grade in the rest years.

CHARGE ON ASSETS AND GUARANTEE

As of December 31, 2006, there were no outstanding charges against any of the Company's assets and the Company did not have any guarantee outstanding.


MATERIAL LITIGATION

The Company and its subsidiaries were not involved in any material litigation in 2006 except for the "Potential impairment loss in an associate" in this announcement.


AUDITORS

The Company appointed PricewaterhouseCoopers as the international auditors of the Company for 2006 and appointed Deloitte Touche Tohmatsu CPA Ltd. as its PRC auditors for 2006.


ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as of December 31, 2006. Pursuant to the current policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon approval of the Board. Such treatment conforms with the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

In the financial statements of the Company for the year ended December 31, 2006 prepared in accordance with IFRS, the Company accounted for the losses arising from the housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services amounted to approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of employees of 15 years from the time of such sales. During the year from January 1, 2006 to December 31, 2006, the amortization charged to the deferred labour costs of the consolidated income statement was RMB15.09 million and the accumulated amortization amounted to RMB105.64 million.

As of December 31, 2006, the unamortized deferred losses, which were recorded as deferred labour costs in the balance sheet of the Company and its subsidiaries, were RMB120.73 million.


MAJOR SUPPLIERS AND CUSTOMERS

Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR or purchased from the market. The Company may also purchase such equipment from overseas or domestic suppliers. The five largest customers of the Company in aggregate accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company in aggregate accounted for less than 30% of the purchases by the Company.

AUDIT COMMITTEE

Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors at present. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.

                                                          By Order of the Board
                                                               WU JUNGUANG
                                                                Chairman


Shenzhen, the PRC
April 19, 2007

As at the date of this announcement, the Executive Directors are Wu Junguang, Yang Yiping and Yang Jinzhong; the Non-executive Directors are Cao Jianguo , Wu Houhui and Wen Weiming; and the Independent Non-executive Directors are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.

The financial information set out below does not constitute the Company's statutory financial statements for the years ended December 31, 2005 and 2006 and is extracted from those financial statements. Statutory financial statements for the year ended December 31, 2006, which contain an unqualified auditors' reports, will be delivered to the Registrar of Companies in Hong Kong and to shareholders as well as made available on the Company's website, http:
//www.gsrc.com.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2006 have been agreed by the Company's auditors, PricewaterhouseCoopers, to the amounts set out in the Company's consolidate financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with International Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagement issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers or the preliminary announcement.


FORWARD-LOOKING STATEMENTS:

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with SEC.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2006
(All amounts in Renminbi thousands, except for earnings per share data)

-------------------------------------------------------------------------------------
                                                               2006              2005
-------------------------------------------------------------------------------------
                                                                             Restated
                                                                          (Note 1(d))
Revenues from railroad businesses
 Passenger                                                2,841,045         2,511,156
 Freight                                                    624,839           588,310
-------------------------------------------------------------------------------------
                                                          3,465,884         3,099,466
Revenues from other businesses                              128,590           177,462
-------------------------------------------------------------------------------------
Total revenues                                            3,594,474         3,276,928
-------------------------------------------------------------------------------------
Operating expenses
 Railroad businesses
  Business tax                                              (98,567)          (86,565)
  Labour and benefits                                      (718,035)         (597,254)
  Equipment leases and services                            (633,036)         (507,627)
  Materials and supplies                                   (268,259)         (283,902)
  Repair costs, excluding materials and supplies           (212,435)         (262,973)
  Depreciation of fixed assets                             (317,358)         (289,185)
  Amortisation of leasehold land payments                   (16,776)          (15,416)
  Social services charges                                   (74,520)          (78,227)
  Utility and office expenses                              (102,949)         (109,719)
  Others                                                    (85,972)         (108,516)
-------------------------------------------------------------------------------------
                                                         (2,527,907)       (2,339,384)
-------------------------------------------------------------------------------------
 Other businesses
  Business tax                                               (4,885)          (10,493)
  Labour and benefits                                       (65,710)          (58,761)
  Materials and supplies                                    (83,072)         (103,249)
  Depreciation of fixed assets                               (2,529)           (2,773)
  Amortisation of leasehold land payments                        --              (165)
  Utility and office expenses                                (9,815)          (14,906)
-------------------------------------------------------------------------------------
                                                           (166,011)         (190,347)
-------------------------------------------------------------------------------------
Total operating expenses                                 (2,693,918)       (2,529,731)
Other income, net                                            64,648            51,628
-------------------------------------------------------------------------------------
PROFIT FROM OPERATIONS                                      965,204           798,825
Finance costs                                               (15,970)          (22,738)
Share of results of associates                              (28,306)          (19,949)
-------------------------------------------------------------------------------------
PROFIT BEFORE INCOME TAX                                    920,928           756,138
Income tax expense                                         (149,155)         (110,176)
-------------------------------------------------------------------------------------
PROFIT FOR THE YEAR                                         771,773           645,962
-------------------------------------------------------------------------------------
ATTRIBUTABLE TO:
Equity holders of the Company                               771,513           646,960
Minority interests                                              260              (998)
-------------------------------------------------------------------------------------
                                                            771,773           645,962
-------------------------------------------------------------------------------------
DIVIDENDS                                                   566,683           520,266
-------------------------------------------------------------------------------------
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO
 THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
 -- Basic and diluted                                       RMB0.17           RMB0.15
-------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
As of December 31, 2006
(All amounts in Renminbi thousands)

--------------------------------------------------------------------------------
                                                           2006             2005
                                                                        Restated
                                                                     (Note 1(d))
--------------------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS
Fixed assets                                          6,738,477        6,346,822
Construction-in-progress                              4,305,157        1,449,358
Prepayment for fixed assets                             411,476          482,940
Leasehold land payments                                 625,628          620,798
Consideration paid in advance                         5,296,593               --
Investment in associates                                 92,834          108,000
Available-for-sale investments                           46,108           46,108
Deferred tax assets                                     190,843          192,692
Deferred staff costs                                    120,730          135,821
--------------------------------------------------------------------------------
                                                     17,796,589        9,382,539
--------------------------------------------------------------------------------
CURRENT ASSETS
Materials and supplies                                   66,967           64,953
Trade receivables, net                                   62,869          106,393
Due from related parties                                 31,757           80,306
Prepayments and other receivables, net                   98,636          170,607
Restricted cash                                         233,474          173,413
Short-term deposits                                     169,739          766,131
Cash and cash equivalents                             5,851,831        1,112,128
--------------------------------------------------------------------------------
                                                      6,515,273        2,473,931
--------------------------------------------------------------------------------
TOTAL ASSETS                                         24,343,119       11,856,470
--------------------------------------------------------------------------------
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO EQUITY
 HOLDERS OF THE COMPANY
Share capital                                         7,083,537        4,335,550
Reserves                                             13,085,471        5,460,526
--------------------------------------------------------------------------------
                                                     20,169,008        9,796,076
MINORITY INTEREST                                        50,922           48,757
--------------------------------------------------------------------------------
TOTAL EQUITY                                         20,219,930        9,844,833
--------------------------------------------------------------------------------
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings                                            1,860,000               --
Early retirement obligations                             16,917               --
Deferred tax liabilities                                  9,802            4,830
--------------------------------------------------------------------------------
                                                      1,886,719            4,830
--------------------------------------------------------------------------------
CURRENT LIABILITIES
Trade payables                                          240,334          118,707
Payables for construction-in-progress                 1,004,750           99,462
Due to related parties                                  220,915        1,174,101
Dividends payable                                            74              462
Taxes payable                                           127,282          102,155
Housing fund payable                                    233,474          173,413
Accruals and other payables                             409,641          338,507
--------------------------------------------------------------------------------
                                                      2,236,470        2,006,807
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                     4,123,189        2,011,637
--------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                         24,343,119       11,856,470
--------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2006
(All amounts in Renminbi thousands)

--------------------------------------------------------------------------------------------
                                                                    2006                2005
--------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                                  1,230,958          1,471,525
Interest paid                                                      (1,745)              (654)
Income tax paid                                                  (117,209)           (90,724)
--------------------------------------------------------------------------------------------
Net cash generated from operating activities                    1,112,004          1,380,147
--------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of fixed assets and
 construction-in-progress; and prepayment for fixed
 assets, net of related payables                               (3,202,670)        (1,588,374)
Deposits for business combination                              (5,265,250)                --
Proceeds from sales of fixed assets                                42,596             38,235
Proceeds from acquisition of a subsidiary                           1,905                 --
Increase in interests in associates                               (42,937)            62,700
Decrease/(increase) in short-term deposits with
 maturities more than three months                                596,392            613,178
Interest received                                                  36,633             53,346
--------------------------------------------------------------------------------------------
Net cash used in investing activities                          (7,833,331)          (820,915)
--------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from issuance of share capital                       10,332,431                 --
 Share issuance costs                                            (210,747)           (12,972)
 Proceeds from borrowings                                       1,860,000                 --
 Dividends paid to the Company's shareholders                    (520,654)          (476,904)
 Dividends paid to minority interests                                  --             (1,857)
--------------------------------------------------------------------------------------------
 Net cash generated from/(used in) financing activities        11,461,030           (491,733)
--------------------------------------------------------------------------------------------
 NET INCREASE IN CASH AND CASH EQUIVALENTS                      4,739,703             67,499
 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 1,112,128          1,044,629
--------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF YEAR                       5,851,831          1,112,128
--------------------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006
(All amounts expressed in Renminbi ("RMB") unless otherwise stated)

(1)  BASIS OF PRESENTATION

     The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance (the "Financial Statements"). This basis of accounting differs in certain material respects from that used in the preparation of the statutory financial statements of the Group (the "Statutory Financial Statements") in accordance with the generally accepted accounting principles and relevant financial regulations applicable in the PRC ("PRC GAAP"). In preparing the Financial Statements, appropriate adjustments have been made to the Statutory Financial Statements to conform to IFRS, but such adjustments have not been incorporated into the Statutory Financial Statements.

The principal adjustments made to conform to IFRS include the following:

o Additional depreciation charges on fixed assets, in particular the rail-line track assets;

o Capitalisation of replacement costs of components of rail-line track assets and de-recognition of items being replaced;

o Differences in the recognition policy on housing benefits provided to employees;

o Recognition of government grants through deduction against the carrying amount of fixed assets;

o    Reversal of the revaluation surplus of fixed assets;

o    Difference in recognition policy on early retirement benefit;

o    Recognition of other income arising from the waiver of payables; and

o    Difference in the recognition policy on interest expense capitalization.

The Financial Statements have been prepared under the historical cost convention except for the application of the fair value model to financial assets and liabilities and available-for-sale financial assets.

The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements are disclosed. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

(A) STANDARDS, AMENDMENTS AND INTERPRETATIONS EFFECTIVE IN 2006 BUT NOT RELEVANT TO THE GROUP'S OPERATIONS:

     The following standards, amendments and interpretations are mandatory for the Group's accounting periods beginning on or after January 1, 2006 or later periods but are not relevant to the Group's operations:

     o    IAS 21 (Amendment), Net Investment in a Foreign Operation;

     o IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

     o    IAS 39 (Amendment), The Fair Value Option;

     o    IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

     o IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

     o    IFRS 6, Exploration for and Evaluation of Mineral Resources;

     o IFRIC-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

     o IFRIC-Int 6, Liabilities arising from Participating in a Specific Market -- Waste Electrical and Electronic Equipment.

(B) STANDARDS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY ADOPTED BY THE GROUP:

     The following standard, and interpretation to an existing standard, have been published that are mandatory for the Group's accounting periods beginning on or after November 1, 2006 or later periods that the Group has not early adopted:

     o IFRS 7, Financial Instruments (effective for annual periods beginning on or after January 1, 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any significant impact on the classification and valuation of the Group's financial instruments;

     o IFRIC-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC-Int 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC-Int 10 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

(C) INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND NOT RELEVANT TO THE GROUP'S OPERATIONS:

     The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after March 1, 2006 or later periods but are not relevant to the Group's operations:

     o IFRIC-Int 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006). IFRIC-Int 7 provides guidance on how to apply requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, IFRIC-Int 7 is not relevant to the Group's operations.

     o IFRIC-Int 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006). IFRIC-Int 8 requires consideration of transactions involving the issuance of equity instruments -- where the identifiable consideration received is less than the fair value of the equity instruments issued -- to establish whether or not they fall within the scope of IFRS 2. As none of the group entities have such transactions, IFRIC-Int 8 is not relevant to the Group's operations.

     o IFRIC-Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after June 1, 2006). IFRIC-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have made the aforementioned changes in its contracts in 2006, IFRIC-Int 9 is not relevant to the Group's operations.

(D)  CHANGE IN ACCOUNTING POLICY

     During the current year, the Company changed its accounting policy in respect of fixed assets from the revaluation model to the historical cost model. The change has been is made after consideration of the following factors:

     -- the railway industry is a specialised industry in the PRC which is controlled by the State government. There is no ready and reliable open market environment. As a result, the Financial Statements prepared under the revaluation basis will not provide relevant and useful information to readers and users of the Financial Statements;

     -- based on management's research performed on the industry practice, the new policy is more consistent with the local industry practice; and

     -- historical cost accounting would improve comparability of the state of affairs and operating results of the Group with other industry players.

     This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is tabulated below:

     -----------------------------------------------------------------------------
                                                            2006              2005
                                                         RMB'000           RMB'000
     -----------------------------------------------------------------------------
     Decrease in fixed assets                          (982,268)        (1,044,686)
     Increase in deferred tax asset                     147,340            156,703
     Increase in retained earnings, net of tax          433,429            380,374
     Decrease in share premium                       (1,268,357)        (1,268,357)
     -----------------------------------------------------------------------------
     Decrease in depreciation expense                    62,417             39,519
     Increase in income tax expense                      (9,362)            (5,927)
     -----------------------------------------------------------------------------
     Earning per share for profit
      -- Basic (RMB)                                       0.01               0.01
     -----------------------------------------------------------------------------


2.   REVENUE RECOGNITION

     The Group recognizes revenue on the following basis, provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably:

     (a)   RENDERING OF SERVICES AND SALES OF GOODS

           Railroad revenues are recognised when services are performed. Revenues from other businesses are mainly derived from the sales of food, beverages and other merchandise on board the trains and in the railway stations and revenues derived from operating restaurants in major railway stations. Sales on board the trains and in the railway stations are recognised upon delivery of the food items and merchandises, when the significant risks and rewards of ownership of these goods have been transferred to the buyers. Revenues derived from the operations of restaurants are recognised when services are rendered.

     (b)   INTEREST INCOME

           Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

     (c)   DIVIDEND INCOME

           Dividend income is recognised when the right to receive payment is established.

3.   INCOME TAX EXPENSE

     Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed that entitlement of the Company in 1996 and the preferential rate has been applied from that year onwards. Accordingly, the enacted income tax rate of the Company for the year ended December 31, 2006 is 15% (2005 -- same).

     According to the relevant income tax laws of the PRC, the subsidiaries of the Group are subject to income tax rates of 15% or 33%, mainly depending on the places of incorporation/establishment.

     On March 16, 2007, the National People's Congress approved the new Corporate Income Tax Law of the PRC, which is effective from January 1, 2008.

     An analysis of the current year taxation charges is as follows:


     ------------------------------------------------------------------------------------
                                                                     2006            2005
                                                                  RMB'000         RMB'000
                                                                               (Restated)
                                                                              (Note 1(d))
     ------------------------------------------------------------------------------------
     Current income                                               142,420         117,002
     Deferred income                                                6,812          (6,826)
     ------------------------------------------------------------------------------------
                                                                  149,155         110,176
     ------------------------------------------------------------------------------------


     The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

     ------------------------------------------------------------------------------------
                                                                     2006            2005
                                                                  RMB'000         RMB'000
                                                                               (Restated)
                                                                              (Note 1(d))
     ------------------------------------------------------------------------------------
     Profit before tax                                            920,928         756,138
     ------------------------------------------------------------------------------------
     Tax calculated at the statutory rate of 15% (2005: 15%)      138,139         113,421
     Tax effect of expenses that are not deductible in
      determining taxable profit:
      Effect of different tax rates of certain subsidiaries         1,495           1,111
      Tax losses for which no deferred tax asset was recognised     4,284           2,992
      Expenses not deductible for tax purposes                      5,237           4,944
      Provision of deferred tax for adjustments made to
       carrying value of fixed assets                                  --         (12,292)
     ------------------------------------------------------------------------------------
     Income tax expense                                           149,155         110,176
     ------------------------------------------------------------------------------------

     The weighted average applicable tax rate was 16.2% (2005: 14.6%).


4.   EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB771,513,000 (2005: RMB646,960,000, restated), divided by the weighted average number of ordinary shares outstanding during the year of 4,418,427,000 shares (2005: 4,335,550,000 shares). There were no dilutive potential ordinary shares as at the year end.

5.   DIVIDENDS

     ------------------------------------------------------------------------------------
                                                                          2006       2005
                                                                       RMB'000    RMB'000
     ------------------------------------------------------------------------------------
     Final, proposed, of RMB0.08 (2005: RMB0.12) per ordinary share    566,683    520,266
     ------------------------------------------------------------------------------------


     At a meeting of the directors held on April 19, 2007, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2006. This proposed dividend has not been reflected as a dividend payable in the Financial Statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2007.


6.   RESERVES

     According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit attributable to shareholders after tax as indicated in the Company's statutory Financial Statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

     When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

     The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

     For the years ended December 31, 2006 and 2005, the directors proposed the following appropriations to reserves of the Company:

     ------------------------------------------------------------------------------------
                                                      2006                    2005
                                             --------------------------------------------
                                             PERCENTAGE   RMB'000    Percentage   RMB'000
     ------------------------------------------------------------------------------------
     Statutory surplus reserve                      10%    71,469           10%    61,060
     Statutory public welfare fund (Note a)          --        --            5%    30,530
     ------------------------------------------------------------------------------------
                                                           71,469                  91,590
     ------------------------------------------------------------------------------------

Note a: Pursuant to the Notice of Caiqi [2006] 67 dated March 15, 2006 issued by the Ministry of Finance, the statutory public welfare fund is no longer to be provided with effect from January 1, 2006, and the balance of the statutory public welfare fund was transferred to the statutory surplus reserve by the Company.

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders' equity prepared under IFRS contained in these financial statements.

As at December 31, 2006, the reserve of the Company available for distribution to the shareholders was approximately RMB1,250,854,000 (2005: approximately RMB1,088,684,000 as restated).

SUPPLEMENTAL INFORMATION
For the year ended December 31, 2006


RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN PRC GAAP AND IFRS

The statutory financial statements of the Group, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS (audited). Major differences between PRC GAAP and IFRS which affect the consolidated profit attributable to shareholders and the consolidated net assets of the Company and its subsidiaries are summarized as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                        CONSOLIDATED
                                                                     PROFIT ATTRIBUTABLE
                                                                     TO SHAREHOLDERS FOR                   CONSOLIDATED
                                                                       THE YEAR ENDED                    NET ASSETS AS AT
                                                                         DECEMBER 31,                      DECEMBER 31,
                                                                  -------------------------------------------------------------
                                                                     2006             *2005              2006             *2005
                                                                  RMB'000           RMB'000           RMB'000           RMB'000
                                                                                 (Restated)                          (Restated)
-------------------------------------------------------------------------------------------------------------------------------

As reported in statutory consolidated financial
 statements of the Group (audited by
 certified public accountants in the PRC)                         710,868           611,472        20,941,891        10,599,379

Impact of IFRS adjustments:
 Adjustments made to the carrying amount of fixed assets
  arising from differences in depreciation commencement
  periods                                                          (3,809)           (1,569)          (83,638)          (43,873)
 Additional depreciation charges on rail-line
  track assets, which are reported as permanent assets
  under PRC GAAP                                                  (16,330)          (16,236)          (51,869)          (35,539)
 Net effect of capitalisation of replacement
  costs of rail-line track assets and
  derecognition of items being replaced                                --            32,198            32,198            32,198
 Difference in the recognition policy on
  housing benefits offered to the employees                       (14,623)          (18,853)          117,235           131,858
 Deferred tax assets arising from
  GAAP differences                                                 (1,612)            3,910             2,298             3,910
 Recording share issuance costs in reserves                            --                --                --           (27,007)
 Differences in recording business
  acquisition costs                                                20,543                --            31,343                --
 Recognition of early retirement obligations
  under IFRS                                                      (22,421)               --           (22,421)               --
 Waiver of payables                                                25,875                --                --                --
 Differences in capitalisation of interest expenses                13,043                --            13,043                --
 Reversal of revaluation surplus on fixed assets                   53,055            33,592          (834,927          (887,982)
 Others                                                             6,924             2,446            23,855            23,132
-------------------------------------------------------------------------------------------------------------------------------
AS STATED UNDER IFRS                                              771,513           646,960        20,169,008         9,796,076
-------------------------------------------------------------------------------------------------------------------------------


* The Group changed its accounting policy in respect of fixed assets from the revaluation model to the cost model in 2006. As mentioned in Note 1(d) to the financial statements of the Group above, this has resulted in changes to certain account balances and the comparative figures of 2005 have been restated accordingly.

Certain comparative figures of 2005 were reclassified by aggregating certain reconciling items of similar nature for better presentation.


                                                         By Order of the Board
                                                              GUO XIANGDONG
                                                           Company Secretary


Shenzhen, the PRC
April 19, 2007


As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.